EXHIBIT 21

Jurisdiction or
Name	State of Incorporation

Citizens & Northern Bank (A)	Pennsylvania

Canisteo Valley Corporation (A)	New York

Bucktail Life Insurance Company (A)	Arizona

Citizens & Northern Investment Corporation (A)	Delaware

C&N Financial Services Corporation (B)	Pennsylvania

First State Bank (C)	New York

(A)	Wholly-owned subsidiary of Citizens & Northern Corporation

(B)	Wholly-owned subsidiary of Citizens & Northern Bank

(C)	Wholly-owned subsidiary of Canisteo Valley Corporation

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